Exhibit 99.1

Xueda Education Group Reports Second Quarter 2013 Financial Results

Company Beats Guidance

Second Quarter 2013 Net Revenues of $114.6 Million Increased by 18.4% Year-Over-Year

Second Quarter 2013 Non-GAAP EPADS of $0.28 Increased by 33.3% Year-Over-Year

BEIJING, August 15, 2013 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of personalized tutoring services for primary and secondary school students in China, today announced its unaudited financial results for the second quarter ended June 30, 2013.

Financial Highlights for Second Quarter 2013 Compared to Second Quarter 2012

•                  Total net revenues increased 18.4% to $114.6 million from $96.9 million.

•                  Gross profit increased 30.0% to $44.9 million from $34.5 million.

•                  Gross margin increased 350 basis points to 39.1% from 35.6%.

•                  Net income attributable to Xueda Education Group increased 31.8% to $17.2 million from $13.0 million.

•                  Diluted net income attributable to Xueda Education Group per American Depositary Share (“ADS”) increased 30.0% to $0.26 from $0.20.

•                  Non-GAAP diluted net income(1) attributable to Xueda Education Group per ADS, increased 33.3% to $0.28 from $0.21.

Operational Highlights for the Second Quarter 2013

•                  Course hours(2) delivered per full-time instructor increased 9.0% year-over-year to 326 hours from 299 hours in the second quarter of 2012.

•                  Course hours delivered per square meter of learning centers increased 7.6% year-over-year to 12.8 hours from 11.9 hours in the second quarter of 2012.

•                  Total number of learning centers was 387 as of June 30, 2013, up from 383 learning centers as of December 31, 2012.

Mr. Xin Jin, co-founder and Chief Executive Officer of Xueda, stated, “I am proud to report our second quarter 2013 results that not only beat guidance, but also reached record highs across key financial and operating metrics, most notably: record net revenues, earnings per ADS and improved utilization rates.  These robust and broad-based results validate that our focus-on-profit strategy is working and driving accretive growth.”

He further commented, “I am particularly pleased with the traction we gained in our efficiency initiatives. During the second quarter, our busiest quarter in the year, our key labor and space utilization metrics improved 9.0% and 7.6% year-over-year, respectively.

He concluded, “Looking forward through the end of the year, I am confident our continued execution-on-strategy combined with measured new learning center openings will drive solid and sustainable network growth and profitability.”

(1)  All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

(2) Definition of “course hour” in this press release refers to 60 minutes of tutoring.

Ms. Christine Lu-Wong, Chief Financial Officer of Xueda, added, “We continue to view healthy growth with profitability as our top priority.  We will build on the strong results of the first and second quarters and continue to improve our key operating metrics.   The entire Xueda family is committed to reaching our operating goals and business outlook for 2013.”

Second Quarter 2013 Financial and Operating Results

Total Net Revenues

Total net revenues in the second quarter of 2013 increased 18.4% year-over-year to $114.6 million, from $96.9 million in the second quarter of 2012.

•                  Total number of students served in the second quarter of 2013 increased 9.6% year-over-year to 87,109 students from 79,443 students in the second quarter of 2012.

•                  Course hours delivered in the second quarter of 2013 increased 6.1% year-over-year to 3.7 million hours from 3.5 million hours in the second quarter of 2012.

•                  Average hourly course fee in the second quarter of 2013 increased 9.8% year-over-year to $31.5 from $28.7 in the second quarter of 2012.

Cost of Revenues

Cost of revenues in the second quarter of 2013 increased 11.9% year-over-year to $69.8 million from $62.4 million in the second quarter of 2012.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2013 increased 30.0% year-over-year to $44.9 million from $34.5 million in the second quarter of 2012. Gross margin in the second quarter of 2013 was 39.1%, which improved from 35.6% in the second quarter of 2012. The 350 basis points improvement in gross margin was mainly attributable to an improved cost structure and better labor and space utilization efficiencies achieved in the learning centers.

•                  Teaching staff cost decreased to 47.4% of total net revenues in the second quarter of 2013, from 48.7% in the second quarter of 2012.

•                  Rental cost decreased to 8.9% of total net revenues in the second quarter of 2013, from 10.0% in the second quarter of 2012.

•                  Course hours delivered per full-time instructor in the second quarter of 2013 increased 9.0% year-over-year to 326 hours from 299 hours in the second quarter of 2012.

•                  Course hours delivered per square meter of learning centers in the second quarter of 2013 increased 7.6% year over year to 12.8 hours from 11.9 hours in the second quarter of 2012.

Operating Expenses

Total operating expenses increased to $23.3 million in the second quarter of 2013, compared to $21.7 million in the same period of 2012.  Total operating expenses accounted for 20.3% of total net revenues in the second quarter of 2013, compared to 22.4% in the year-ago period.

General and administrative expenses of $13.8 million in the second quarter of 2013 accounted for 12.0% of total net revenues, compared to 13.3% in the year ago period.  Selling and marketing expenses of $9.5 million in the second quarter of 2013 accounted for 8.3% of total net revenues, compared to 9.1% in the year ago period.  The decreases in percentages of total net revenues were mainly attributable to diligent cost containment and disciplined expense management.

Operating Income

Income from operations in the second quarter of 2013 increased 68.3% to $21.5 million, compared to $12.8 million for the second quarter of 2012. Non-GAAP income from operations for the second quarter in 2013 increased 66.1% to $22.7 million, compared to $13.6 million for the second quarter of 2012.

Net Income and Net Income per ADS

Net income attributable to Xueda Education Group for the second quarter of 2013 increased 31.8% to $17.2 million, from $13.0 million in the second quarter of 2012.  Diluted net income attributable to Xueda Education Group per ADS for the second quarter of 2013 increased 30.0% to $0.26, from $0.20 for the second quarter of 2012.

Non-GAAP net income attributable to Xueda Education Group for the second quarter of 2013 increased 31.8% to $18.3 million, from $13.9 million for the second quarter of 2012. Non-GAAP diluted net income attributable to Xueda Education Group per ADS for the second quarter of 2013 increased 33.3% to $0.28, from $0.21 for the second quarter of 2012.

Cash and Cash Flow

As of June 30, 2013, the Company had cash, cash equivalents and short-term investments totaling $235.1 million, compared to $215.4 million (net of dividends payable) as of December 31, 2012.

Net operating cash outflow for the second quarter of 2013 was an outflow of $5.3 million, compared to an outflow of $9.4 million for the second quarter of 2012.  Capital expenditures for the second quarter of 2013 were $1.7 million, compared to $5.6 million for the second quarter of 2012.

First Half 2013 Financial Results and Operating Results

Total Net Revenues

Total net revenues was $198.5 million for the first half of 2013, an increase of 21.0% year-over-year from $164.0 million for the corresponding period in 2012.

•                  Total number of students served was 104,362 students for the first half of 2013, an increase of 11.3% year-over-year from 93,771 for the corresponding period in 2012.

•                  Total course hours delivered was 6.5 million hours for the first half of 2013, an increase of 8.0% year-over-year from 6.0 million for the corresponding period in 2012.

•                  Average hourly course fee was $30.8 for the first half of 2013, an increase of 8.8% year-over-year from $28.3 for the corresponding period in 2012.

Cost of Revenues

Total cost of revenues was $130.0 million for the first half of 2013, an increase of 15.3% year-over-year from $112.7 million for the corresponding period of in 2012.

Gross Profit and Gross Margin

Gross profit was $68.6 million for the first half of 2013, an increase of 33.7% year-over-year from $51.3 million for the corresponding period in 2012.  For the first half of 2013, gross margin was 34.5%, compared to 31.3% for the corresponding period in 2012.  The improvement was mainly attributable to an improved cost structure and better labor and space utilization efficiencies achieved in the learning centers.

•                  Teaching staff cost was 48.8% of total net revenues for the first half of 2013, compared to 51.3% for the corresponding period in 2012.

•                  Rental cost was 10.2% of total net revenues for the first half of 2013, compared to 11.1% for the corresponding period in 2012.

•                  Total course hours delivered per full-time instructor was 589 hours for the first half of 2013, an increase of 6.9% year-over-year from 551 for the corresponding period in 2012.

•                  Total course hours delivered per square meter of learning centers was 22.3 hours for the first half of 2013, an increase of 5.2% year-over-year from 21.2 for the corresponding period in 2012.

Operating Expenses

Total operating expenses was $45.4 million for the first half of 2013, an increase of 16.0% year-over-year from $39.1 million for the corresponding period in 2012.  Total operating expenses accounted for 22.8% of total net revenues for the first half of 2013, compared to 23.8% for the corresponding period in 2012.

General and administrative expenses were $27.2 million for the first half of 2013, an increase of 15.9% year-over-year from $23.4 million for the corresponding period in 2012.  General and administrative expenses accounted for 13.7% of total net revenues in the first half of 2013, compared to 14.3% for the corresponding period of 2012.  Selling and marketing expenses were $18.2 million for the first half of 2013, an increase of 16.0% year-over-year from $15.7 million for the corresponding period in 2012.  Selling and marketing expenses were 9.2% of total net revenues for the first half of 2013, compared to 9.6% for the corresponding period of 2012.  The decreases in percentages of total net revenues were mainly attributable to diligent cost containment and disciplined expense management.

Operating Income

Income from operations for the first half of 2013 was $23.2 million, an increase of 90.6% year-over-year from $12.2 million for the corresponding period in 2012.  Non-GAAP income from operations for the first half of 2013 was $25.4 million, an increase of 82.3% from $13.9 million for the corresponding period in 2012.

Net Income and Net Income per ADS

Net income attributable to Xueda Education Group for the first half of 2013 was $19.2 million, an increase of 40.7% year-over-year from $13.6 million for the corresponding period of 2012.  Diluted net income attributable to Xueda Education Group per ADS for the first half of 2013 was $0.29, an increase of 38.1% from $0.21 for the corresponding period in 2012.

Non-GAAP net income attributable to Xueda Education Group for the first half of 2013 was $21.3 million, an increase of 38.7% year-over-year from $15.4 million for the corresponding period of 2012.  Non-GAAP diluted income attributable to Xueda Education Group per ADS for the first half of 2013 was $0.32, an increase of 39.1% year-over-year from $0.23 for the corresponding period of 2012.

Cash and Cash Flow

Net operating cash inflow for the first half of 2013 was $18.5 million, compared to a $21.3 million cash inflow for the corresponding period of 2012.  Capital expenditures for the first half of 2013 were $4.1 million, compared to $13.1 million for the corresponding period of 2012.

Business Outlook

For the third quarter of 2013, the Company currently expects:

•                  Net revenues to be in the estimated range of $79 million to $81 million, an increase of 13.7% to 16.5% from the same quarter of the previous year.

•                  Non-GAAP diluted net income attributable to Xueda Education Group per ADS to be in the estimated range of $0.01 to $0.02, compared to negative $0.05 from the same quarter of the previous year.  This estimate assumes a full year effective income tax rate of 22% on non-GAAP income before income tax and weighted average diluted ADSs of 68.6 million.

For the full year 2013, the Company maintains the high-end of its previously stated net revenues guidance range and raises the low-end of its guidance range as follows:

•                  Net revenues are expected to be in the estimated range of $347 million to $352 million, an increase of 18.3% to 20.0% from the previous year.  This compares to the Company’s previously stated guidance for 2013 net revenues to be in the range of $342 million to $352 million, an increase of 16.6% to 20.0%, from the previous year.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with U.S. GAAP, this press release includes certain non-GAAP financial measures of adjusted net income and adjusted diluted earnings per ADS, each of which is adjusted to exclude share-based compensation expenses. The Company believes excluding such expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes that these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with U.S. GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with U.S. GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see the financial information included elsewhere in this press release.

Conference Call

Xueda will hold a conference call and live webcast at 8:00 p.m. EDT on Wednesday, August 14, 2013 (which corresponds to 5:00 p.m. PDT on Wednesday, August 14, 2013 and 8:00 a.m. Beijing/Hong Kong Time on Thursday, August 15, 2013) to discuss the results and answer questions from investors.  Listeners may access the call by dialing:

US Toll Free:	1-866-519-4004
International Toll:	65-6723-9381
Hong Kong Toll Free:	800-930-346
Hong Kong Toll:	852-2475-0994
China Toll:	800-819-0121
China Toll (Mobile)	400-620-8038
Conference ID:	17634174

The conference call will be available live via webcast on the Investors section of Xueda’s website at http://ir.xueda.com. The archive replay will be available on Xueda’s website shortly after the call.

A replay of the conference call may be accessed through August 22, 2013 by dialing:

US Toll Free:	1-855-452-5696
International Toll:	61-2-8199-0299
Conference ID:	17634174

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of personalized tutoring services for primary and secondary school students in China. For more information about Xueda, please visit ir.xueda.com.

Contact:

Xueda Education Group
Ross Warner

Tel: +86-10-6427-8899 ext. 6619

Email: investor_relations@xueda.com

Asia Bridge Capital Limited

Wendy Sun

Tel: +86-10-8556-9033 (China)

+1-888-550-8392 (U.S.)

Email: wendy.sun@asiabridgegroup.com

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of US Dollars)

	As of
	June 30, 2013	December 31, 2012
	(Unaudited)	(Note)
Current assets:
Cash and cash equivalents	$52,036	$211,944
Short-term investments	183,089	26,126
Prepaid expenses and other current assets	17,848	12,911
Amounts due from related parties	—	1,592
Deferred tax assets-current	6,186	4,335
Total current assets	259,159	256,908
Property and equipment, net	36,191	40,616
Acquired intangible assets, net	531	563
Rental deposits	4,709	4,493
Goodwill	3,785	3,729
Available-for-sale securities	5,138	5,125
Other non-current assets	3,797	4,831
Total assets	$313,310	$316,265

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenues-current (including deferred revenues of the consolidated VIE without recourse to the Company of $91,017 and $105,027 as of June 30, 2013 and December 31, 2012, respectively)	91,017	105,027
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $32,217 and $23,051 as of June 30, 2013 and December 31, 2012, respectively)	34,164	25,157
Dividends payable (including dividends payable of the consolidated VIE without recourse to the Company of $nil and $nil as of June 30, 2013 and December 31, 2012, respectively)	—	22,665
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Company of $9,581and $4,329 as of June 30, 2013 and December 31, 2012, respectively)	10,752	4,329
Deferred income-current (including deferred income of the consolidated VIE without recourse to the Company of $nil and $nil as of June 30, 2013 and December 31, 2012, respectively)	347	347

Total current liabilities	136,280	157,525
Deferred revenues-noncurrent (including deferred revenues of the consolidated VIE without recourse to the Company of $25,224 and $28,765 as of June 30, 2013 and December 31, 2012, respectively)	25,224	28,765
Deferred income-noncurrent (including deferred income of the consolidated VIE without recourse to the Company of $nil and $nil as of June 30, 2013 and December 31, 2012, respectively)	433	607
Deferred tax liabilities-noncurrent (including deferred tax liabilities of the consolidated VIE without recourse to the Company of $133 and $141 as of June 30, 2013 and December 31, 2012, respectively)	133	141

Total liabilities	162,070	187,038

Total Xueda Education Group’s equity	149,656	127,864
Non-controlling interests	1,584	1,363
Total equity	151,240	129,227
Total liabilities and equity	$313,310	$316,265

Note: The above financial information as of December 31, 2012 is derived from Xueda Education Group’s audited financial statements for the year ended December 31, 2012.

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of US Dollars, except number of ADSs and per ADS data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012

Net revenues	$114,627	$96,851	$198,528	$164,017
Cost of revenues(1)	(69,772)	(62,356)	(129,953)	(112,725)
Gross profit	44,855	34,495	68,575	51,292

Operating expenses
General and administrative(1)	(13,768)	(12,918)	(27,155)	(23,427)
Selling and marketing(1)	(9,543)	(8,776)	(18,202)	(15,685)
Total operating expenses	(23,311)	(21,694)	(45,357)	(39,112)
Income from operations	21,544	12,801	23,218	12,180
Interest income	2,017	1,761	3,576	3,282
Income before income tax expenses	23,561	14,562	26,794	15,462
Income tax expenses	(6,347)	(1,572)	(7,393)	(1,856)

Net income	17,214	12,990	19,401	13,606
Non-controlling interests, net of taxes	(44)	35	(214)	35
Net income attributable to Xueda Education Group	17,170	13,025	19,187	13,641

Net income attributable to Xueda Education Group per ADS:
Net income attributable to Xueda Education Group
Basic	0.26	0.20	0.29	0.21
Diluted	0.26	0.20	0.29	0.21

Weighted average ADS numbers used in calculating net income attributable to Xueda Education Group per ADS:
Basic	65,560,089	66,234,331	65,409,790	66,049,674
Diluted	66,123,546	66,547,363	65,766,756	66,412,478

(1)Includes the following amounts of share-based compensation expenses for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Share-based compensation expenses included in:
Cost of revenues	$1	$1	$2	$3
Selling and marketing expenses	1	2	2	3
General and administrative expenses	1,104	834	2,134	1,726
Total	$1,106	$837	$2,138	$1,732

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net income	$17,214	$12,990	$19,401	$13,606
Other comprehensive income(loss), net of tax	418	(17)	153	45
Total comprehensive income	17,632	12,973	19,554	13,651
Less: Comprehensive income(loss) attributable to non-controlling interests	50	(35)	221	(35)
Total comprehensive income attributable to Xueda Education Group	$17,582	$13,008	$19,333	$13,686

Xueda Education Group

UNAUDITED RECONSILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(in thousands of US Dollars )

	Three Months Ended June 30,
	2013	2012

Cost of revenues	$(69,772)	$(62,356)
Share-based compensation expense included in cost of revenues	1	1
Non-GAAP cost of revenues	(69,771)	(62,355)

General and administrative expenses	(13,768)	(12,918)
Share-based compensation expense included in general and administrative expenses	1,104	834
Non-GAAP general and administrative expenses	(12,664)	(12,084)

Selling and marketing expenses	(9,543)	(8,776)
Share-based compensation expense included in selling and marketing expenses	1	2
Non-GAAP selling and marketing expenses	(9,542)	(8,774)

Total costs of revenues and operating expenses	(93,083)	(84,050)
Share-based compensation expenses	1,106	837
Non-GAAP costs of revenues and operating expenses	(91,977)	(83,213)

Gross profit	44,855	34,495
Share-based compensation expenses	1	1
Non-GAAP gross profit	44,856	34,496

Income from operations	21,544	12,801
Share-based compensation expenses	1,106	837
Non-GAAP income from operations	22,650	13,638

Net income attributable to Xueda Education Group	17,170	13,025
Share-based compensation expenses	1,106	837
Non-GAAP net income attributable to Xueda Education Group	18,276	13,862

Non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	0.28	0.21
Diluted	0.28	0.21

Weighted average ADS numbers used in calculating non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	65,560,089	66,234,331
Diluted	66,123,546	66,547,363

Xueda Education Group

UNAUDITED RECONSILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(in thousands of  US Dollars)

	Six Months Ended June 30,
	2013	2012

Cost of revenues	$(129,953)	$(112,725)
Share-based compensation expense included in cost of revenues	2	3
Non-GAAP cost of revenues	(129,951)	(112,722)

General and administrative expenses	(27,155)	(23,427)
Share-based compensation expense included in general and administrative expenses	2,134	1,726
Non-GAAP general and administrative expenses	(25,021)	(21,701)

Selling and marketing expenses	(18,202)	(15,685)
Share-based compensation expense included in selling and marketing expenses	2	3
Non-GAAP selling and marketing expenses	(18,200)	(15,682)

Total costs of revenues and operating expenses	(175,310)	(151,837)
Share-based compensation expenses	2,138	1,732
Non-GAAP costs of revenues and operating expenses	(173,172)	(150,105)

Gross profit	68,575	51,292
Share-based compensation expenses	2	3
Non-GAAP gross profit	68,577	51,295

Income from operations	23,218	12,180
Share-based compensation expenses	2,138	1,732
Non-GAAP income from operations	25,356	13,912

Net income attributable to Xueda Education Group	19,187	13,641
Share-based compensation expenses	2,138	1,732
Non-GAAP net income attributable to Xueda Education Group	21,325	15,373

Non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	0.33	0.23
Diluted	0.32	0.23

Weighted average ADS numbers used in calculating non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	65,409,790	66,049,674
Diluted	65,766,756	66,412,478